UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number: 001-36356

Nord Anglia Education, Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Level 12, St. George’s Building

2 Ice House Street

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Special Note Regarding Forward Looking Statements

This report on Form 6-K includes statements that express our current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”).  The following cautionary statements are being made pursuant to the provisions of the Act and with the intention of obtaining the benefits of the “safe harbor” provisions of the Act.  These forward looking statements can generally be identified by the use of forward-looking terminology, including the terms “believe,” “expect,” “may,” “will,” “should,” “seek,” “project,” “approximately,” “intend,” “plan,” “estimate” or “anticipate,” or, in each case, their negatives or other variations or comparable terminology.  These forward-looking statements include all matters that are not historical facts.  They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements relate to events that involve risks and uncertainties or that depend on circumstances that may or may not occur in the future.  We believe that these risks and uncertainties include, but are not limited to, those under “Risk Factors” in our most recent annual report on Form 20-F filed with the SEC.  These statements include, among other things, statements relating to:

•                  our future market opportunities;

•                  our goals and strategies;

•                  our competitive strengths;

•                  our future results of operations and financial condition;

•                  our future business developments; and

•                  our acquisition and expansion strategy.

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this quarterly report.  In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements.  Any forward-looking statement that we make in this report speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments.

NORD ANGLIA EDUCATION, INC.

CONDENSED CONSOLIDATED INCOME STATEMENT

(Unaudited)

(in $ millions, except share data)

	Three Months Ended November 30,
	2015	2014

Revenue	244.0	151.6
Cost of sales	(148.0)	(92.7)
Gross profit	96.0	58.9

Selling, general and administrative expenses	(31.0)	(30.2)
Depreciation	(0.2)	(0.2)
Amortization	(4.6)	(2.9)
Other losses	(0.2)	—
Exceptional expenses	(2.4)	(0.7)
Total expenses	(38.4)	(34.0)

Operating profit	57.6	24.9

Finance income	1.0	0.8
Finance expense	(16.6)	(7.2)
Net finance expense	(15.6)	(6.4)

Profit before income tax	42.0	18.5
Income tax expense	(9.1)	(5.3)
Profit for the period	32.9	13.2

Profit attributable to:
- Owners of the parent	32.4	13.2
- Non-controlling interest	0.5	—
Profit for the period	32.9	13.2

Earnings per ordinary share(1) (in dollars)
Basic	0.31	0.14
Diluted	0.31	0.13

(1) Earnings per ordinary share is calculated by dividing profit for the period by the weighted average ordinary shares outstanding for the period. For the three months ended November 30, 2015 the basic and diluted weighted average ordinary shares outstanding were 104.1 million and 104.2 million ordinary shares, respectively. For the three months ended November 30, 2014 the basic and diluted weighted average ordinary shares outstanding were 97.7 million and 97.8 million ordinary shares, respectively.

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Unaudited)
(in $ millions)

	Three Months Ended
	November 30,
	2015	2014
Profit for the period from continuing operations, all attributable to the equity holders of the company	32.9	13.2

Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:
Remeasurement of retirement benefit obligations on defined benefit pension plans	(0.7)	(2.2)

Items that may be subsequently reclassified to profit or loss:
Foreign exchange translation differences	(23.9)	(8.8)
Other comprehensive loss for the period, net of income tax	(24.6)	(11.0)

Total comprehensive income for the period, all attributable to the equity holders of the company	8.3	2.2

Attributable to:
- Owners of the parent	7.8	2.2
- Non-controlling interests	0.5	—
Total comprehensive income for the period	8.3	2.2

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited)
(in $ millions)

	November 30,	August 31,
	2015	2015

Non-current assets
Property, plant and equipment	449.9	449.7
Intangible assets	1,386.9	1,415.5
Investments in joint ventures and associates	0.5	0.5
Trade and other receivables	40.6	37.9
Deferred tax assets	71.1	70.4
	1,949.0	1,974.0

Current assets
Tax receivable	0.1	1.2
Trade and other receivables	148.4	131.1
Cash and cash equivalents (excluding bank overdrafts)	246.8	317.0
	395.3	449.3
Total assets	2,344.3	2,423.3

Current liabilities
Trade and other payables	(123.9)	(170.9)
Other interest-bearing loans and borrowings	(156.3)	(98.3)
Finance lease liabilities	(3.7)	(3.7)
Deferred revenue	(428.9)	(518.8)
Provisions for other liabilities and charges	(0.0)	(0.0)
Current tax liabilities	(8.6)	(2.9)
	(721.4)	(794.6)

Non-current liabilities
Other interest-bearing loans and borrowings	(1,051.6)	(1,066.3)
Derivative financial instruments	(3.2)	(3.0)
Finance lease liabilities	(41.7)	(44.6)
Other payables	(57.2)	(45.7)
Deferred revenue	(23.7)	(27.4)
Retirement benefit obligations	(42.0)	(46.6)
Provisions for other liabilities and charges	(1.7)	(1.7)
Deferred tax liabilities	(113.1)	(114.1)
	(1,334.2)	(1,349.4)

Total liabilities	(2,055.6)	(2,144.0)

Net assets	288.7	279.3
Equity attributable to equity holders of the parent
Share capital	1.0	1.0
Share premium	735.4	735.2
Other reserves	6.9	6.9
Currency translation reserve	(77.6)	(53.7)
Shareholders’ deficit	(380.9)	(414.0)
	284.8	275.4
Non-controlling interest	3.9	3.9
Total shareholders’ funds	288.7	279.3

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Unaudited)
(in $ millions)

	Share Capital	Share premium	Other reserves	Currency translation reserve	Shareholder’s deficit	Total Parent equity	Non Controlling Interest	Total Equity
Balance as at September 1, 2015	1.0	735.2	6.9	(53.7)	(414.0)	275.4	3.9	279.3
Profit for the period	—	—	—	—	32.4	32.4	0.5	32.9
Remeasurement of retirement benefit obligations	—	—	—	—	(0.7)	(0.7)	—	(0.7)
Other comprehensive income	—	—	—	(23.9)	—	(23.9)	—	(23.9)
Total comprehensive income for the period	—	—	—	(23.9)	31.7	7.8	0.5	8.3
Transactions with owners, recorded directly in equity
Proceeds from share issued	—	—	—	—	—	—	—	—
Equity-settled share based payment transactions	—	—	—	—	1.6	1.6	—	1.6
Value of employee services	—	—	—	—	—	—	—	—
Acquisition of Non-Controlling interest	—	—	—	—	—	—	—	—
Redemption of preference shares	0.0	0.2	—	—	(0.2)	—	—	—
Transaction costs recognised directly in equity	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	(0.5)	(0.5)
Capital contributions	—	—	—	—	—	—	—	—
Total contributions by and distributions to owners	0.0	0.2	—	—	1.4	1.6	(0.5)	1.1
Balance at November 30, 2015	1.0	735.4	6.9	(77.6)	(380.9)	284.8	3.9	288.7

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
(in $ millions)

	Three Months Ended November 30,
	2015	2014
Cash used in operations	(41.2)	(19.5)
Payment of loan/bond expenses	(3.9)	—
Interest paid	(13.1)	(6.5)
Tax paid	(3.6)	(2.2)
Net cash used in operating activities	(61.8)	(28.2)

Net cash used in investing activities	(56.0)	(16.7)

Net cash generated from financing activities	66.6	14.4

Net decrease in cash and cash equivalents	(51.2)	(30.5)

Cash and cash equivalents at beginning of the period	226.3	166.2

Exchange losses on cash and cash equivalents	(4.7)	(4.0)

Cash and cash equivalents at end of the period (including overdrafts)	170.4	131.7
Bank overdrafts	76.4	75.8
Cash and cash equivalents at the end of the period (excluding overdrafts)	246.8	207.5

KEY OPERATING DATA AND SUPPLEMENTARY FINANCIAL DATA

Key Operating Data

We use the following key operating metrics to manage our schools: full-time equivalent students (“FTEs”), capacity, utilization and revenue per FTE. We monitor FTEs on a weekly basis and the other operating metrics on a monthly, quarterly and annual basis, as we believe that they are the most reliable metrics for measuring the profitability of our schools. The table below sets out our key operating data for the periods indicated:

	Three Months Ended
	November 30,
	2015	2014

Full-time equivalent students (average for the period)(1)
China	5,744	5,158
Europe	6,472	4,587
Middle East	5,282	4,176
South East Asia	7,321	3,195
North America	9,436	2,783
Total	34,255	19,899

Capacity (average for the period)(2)
China	8,926	7,756
Europe	8,617	6,084
Middle East	5,851	5,251
South East Asia	12,097	3,736
North America	13,507	3,760
Total	48,998	26,587

Utilization (average for the period)(3)
China	64%	67%
Europe	75%	75%
Middle East	90%	80%
South East Asia	61%	86%
North America	70%	74%
Total	70%	75%

Revenue per FTE (in $ thousands)(4)
China	9.6	10.2
Europe	9.7	8.6
Middle East	4.8	4.6
South East Asia	4.5	5.0
North America	7.0	7.6
Total	7.1	7.4

(1)  We calculate average FTEs for a period by dividing the total number of FTEs at each calendar month end in the period by the number of calendar months in the period.

(2)  We calculate average capacity for a period as the total number of FTEs that can be accommodated in a school based on its existing classrooms at each academic calendar month divided by the number of months in such period.

(3)  We calculate utilization during a period as a percentage equal to the ratio of average FTEs for the period divided by average capacity for the period.

(4)  We calculate revenue per FTE by dividing our revenue from our schools for the period by the average FTEs for the period.

Supplementary Financial Data

The following table sets forth certain supplementary financial data for the periods indicated.

	Three Months Ended
	November 30,		% Variance
				Constant
$ millions	2015	2014	Reported	Currency
Revenue (segment)
Premium Schools
China	55.3	52.4	5.6%	8.9%
Europe	63.0	39.3	60.1%	74.7%
Middle East	25.2	19.3	30.2%	30.2%
South East Asia	33.3	15.9	109.9%	129.0%
North America	66.1	21.1	213.8%	213.8%
Total Premium Schools	242.9	148.0	64.1%	71.3%
Other	1.1	3.6	(69.0)%	(67.7)%
Total Revenue	244.0	151.6	60.9%	68.0%

Adjusted EBITDA (segment)

Premium Schools
China	23.3	24.1	(3.5)%	(0.3)%
Europe	15.7	7.7	104.7%	127.6%
Middle East	5.5	3.4	62.6%	62.6%
South East Asia	9.0	4.9	81.3%	100.6%
North America	20.2	7.6	165.2%	165.2%
Total Premium Schools	73.7	47.7	54.3%	61.1%
Other	(0.2)	0.6	(130.2)%	(134.0)%
Central and regional expenses	(9.4)	(7.4)	26.7%	28.9%
Adjusted EBITDA	64.1	40.9	56.6%	64.3%
Adjusted Net Income	26.3	19.2

We use EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit as supplemental financial measures of our operating performance. We define EBITDA as (loss)/profit for the period plus income tax expense, net financing (expense)/income, exceptional items, impairment of goodwill, amortization and depreciation, and we define Adjusted EBITDA as EBITDA adjusted for the items set forth in the table below. We define Adjusted Net Income as Adjusted EBITDA adjusted for the items in the table below.  We define Adjusted Earnings per Ordinary share as Adjusted Net Income divided by the weighted average ordinary shares outstanding for the period.  We define Adjusted Cost of Sales as cost of sales excluding Premium School land and building operating lease costs and depreciation charges arising from tangible assets owned by Premium Schools, and we define Adjusted Gross Profit as revenue less Adjusted Cost of Sales.  EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Cost of Sales and Adjusted Gross Profit are not standard measures under IFRS. EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit should not be considered in isolation or construed as alternatives to cash flows, net income, earnings per ordinary share or any other measure of financial performance or as indicators of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. We may incur expenses similar to the adjustments in this presentation in the future and certain of these items could be recurring. EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit presented herein may not be comparable to similarly titled measures presented by other companies.

Reconciliation of Adjusted Cost of Sales, Adjusted Gross Profit, EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS

	Three Months Ended
(Unaudited)	November 30,
$ millions	2015	2014

Revenue	244.0	151.6
Cost of sales	(148.0)	(92.7)
Rent Premium Schools	17.8	12.5
Depreciation Premium Schools	11.8	7.4
Adjusted Cost of Sales	(118.4)	(72.8)
Adjusted Gross Profit	125.6	78.8

Profit for the period	32.9	13.2
Income tax expense	9.1	5.3
Net financing expense	15.6	6.4
Exceptional items(1)	2.4	0.7
Other losses	0.2	—
Amortization	4.6	2.9
Depreciation	0.2	0.2
Depreciation in Cost of Sales	11.8	7.4
EBITDA	76.8	36.1

(Gain)/Loss on disposal of property, plant and equipment	(0.0)	0.2
FX (gain)/loss(2)	(14.9)	4.0
Share based payments(3)	1.6	0.6
Greenfield pre-opening costs(4)	0.3	—
Rollout of Juilliard Program(5)	0.3	—
Adjusted EBITDA	64.1	40.9

Depreciation	(12.0)	(7.6)
Net financing expense	(15.6)	(6.4)
Income tax expense	(9.1)	(5.3)
Tax adjustments(6)	(0.6)	(2.4)
Non-controlling interest	(0.5)	—
Adjusted Net Income	26.3	19.2

Adjusted earnings per ordinary share(7) (in dollars)
Basic	0.25	0.20
Diluted	0.25	0.20

(1)  Exceptional expenses primarily relate to the acquisition of schools, including associated transaction and integration costs.

(2)  In the three months ended November 30, 2015, represents foreign currency translational gains primarily associated with our Swiss bonds and in the three months ended November 30, 2014, represents foreign currency translational losses primarily associated with our inter-company balances.

(3)  Represents non-cash charges associated with equity investments in our company by members of management.

(4)  Includes the pre-opening costs associated with the planned opening of various Greenfield schools.

(5)  Represents the costs associated with the initial roll-out of The Juilliard-Nord Anglia Performing Arts Program which commenced in ten schools in September 2015.

(6)  Represents the tax impact associated with the exclusion of certain costs including exceptional items and amortization in calculating Adjusted Net Income. The effective tax rate for the year used in calculating the tax impact is 26.6%, which is the estimated effective tax rate for fiscal 2016 excluding an unrealized FX gain of $14.5 million on the revaluation of the CHF200 million bonds outstanding in the three months ended November 30, 2015.

(7)  Adjusted earnings per ordinary share is calculated by dividing Adjusted Net Income for the period by the weighted average ordinary shares outstanding for the period.  For the three months ended November 30, 2015 the basic and diluted weighted average ordinary shares outstanding were 104.1 million and 104.2 million ordinary shares, respectively. For the three months ended November 30, 2014 the basic and diluted weighted average ordinary shares outstanding were 97.7 million and 97.8 million ordinary shares, respectively.

REVISED CONDENSED CONSOLIDATED INCOME STATEMENT, KEY OPERATING DATA AND SUPPLEMENTARY FINANCIAL INFORMATION FOR THE FOUR QUARTERS OF FISCAL 2015

In the fourth quarter of fiscal 2015, the company reassessed an accounting estimate related to non-tuition school fees.  The reassessment was applied prospectively with a cumulative impact for fiscal 2015 and was reflected in the financial information included in the company’s annual report on Form 20-F filed with the SEC on December 31, 2015.  For comparative purposes, the tables below present the company’s unaudited condensed consolidated income statement, key operating data and supplementary financial information for each quarter of fiscal 2015 after giving effect to the reassessment.

NORD ANGLIA EDUCATION, INC.

REVISED CONDENSED CONSOLIDATED INCOME STATEMENT

(Unaudited)

(in $ millions, except share data)

	Three Months Ended
	November 30, 2014	February 28, 2015	May 31, 2015	August 31, 2015
Revenue(1)	151.6	163.7	169.9	91.8
Cost of sales(2)	(92.7)	(96.0)	(101.7)	(65.5)
Gross profit	58.9	67.7	68.2	26.3

Selling, general and administrative expenses	(30.2)	(28.2)	(28.1)	(40.4)
Depreciation	(0.2)	(0.2)	(0.2)	(0.2)
Amortization	(2.9)	(4.0)	(4.6)	(2.4)
Other losses	—	—	—	(3.0)
Exceptional expenses	(0.7)	(2.0)	(1.8)	(14.3)
Total expenses	(34.0)	(34.4)	(34.7)	(60.3)

Operating (loss)/profit	24.9	33.3	33.5	(34.0)

Finance income	0.8	0.5	0.4	1.1
Finance expense	(7.2)	(7.4)	(9.4)	(15.7)
Net finance expense	(6.4)	(6.9)	(9.0)	(14.6)

(Loss)/profit before income tax	18.5	26.4	24.5	(48.6)
Income tax credit/(expense)	(5.3)	(7.1)	(6.7)	6.9
(Loss)/profit for the period	13.2	19.3	17.8	(41.7)

(Loss)/profit attributable to:
- Owners of the parent	13.2	19.0	17.4	(42.2)
- Non-controlling interest	—	0.3	0.4	0.5
(Loss)/profit for the period	13.2	19.3	17.8	(41.7)

(Loss)/earnings per ordinary share(3) (in dollars)
Basic	0.14	0.20	0.18	(0.41)
Diluted	0.13	0.20	0.18	(0.41)

(1)  The impact of the reassessment on revenue in the four quarters is set forth in the table below:

	Three Months Ended
	November 30, 2014	February 28, 2015	May 31, 2015	August 31, 2015
	(unaudited)
Revenue as originally reported for the four quarters of fiscal 2015	154.2	164.2	170.0	88.7
Impact of reassessment	(2.6)	(0.5)	(0.1)	3.1
Revenue	151.6	163.7	169.9	91.8

(2)  As previously reported, in preparing our financial statements for the six months ended February 28, 2015, we changed our accounting policy for expenses in respect of premium school land and building operating leases and depreciation charges arising from tangible assets owned by premium schools. These expenses are now treated as a direct cost and are included in cost of sales. Previously, such expenses were recognized as part of selling, general and administrative expenses. Cost of sales and selling, general and administrative expenses for the three months ended November 30, 2014 have been revised to give effect to this change in accounting policy.

(3)  (Loss)/earnings per ordinary share is calculated by dividing (loss)/profit for the period attributable to owners of the parent by the weighted average ordinary shares outstanding for the period. For the three months ended November 30, 2014 the basic and diluted weighted average ordinary shares outstanding were 97.7 million and 97.8 million ordinary shares, respectively. For the three months ended February 28, 2015 the basic and diluted weighted average ordinary shares outstanding were 97.7 million and 97.8 million ordinary shares, respectively. For the three months ended May 31, 2015 the basic and diluted weighted average ordinary shares outstanding were 98.8 million and 98.9 million ordinary shares, respectively. For the three months ended August 31, 2015 the basic and diluted weighted average ordinary shares outstanding were 103.2 million and 103.3 million ordinary shares, respectively.

REVISED KEY OPERATING DATA AND SUPPLEMENTARY FINANCIAL INFORMATION

Revised Key Operating Data

	Three Months Ended
	November 30, 2014	February 28, 2015	May 31, 2015	August 31, 2015

Full-time equivalent students (average for the period)(1)
China	5,158	5,207	5,300	5,290
Europe	4,587	4,617	4,654	4,668
Middle East	4,176	4,363	4,453	4,463
Southeast Asia	3,195	5,476	6,682	6,678
North America	2,783	2,807	2,843	2,857
Total	19,899	22,470	23,932	23,956

Capacity (average for the period)(2)
China	7,756	7,756	7,756	7,756
Europe	6,084	6,084	6,084	6,084
Middle East	5,251	5,251	5,251	5,251
Southeast Asia	3,736	9,037	11,688	11,688
North America	3,760	3,760	3,760	3,760
Total	26,587	31,888	34,539	34,539

Utilization (average for the period)(3)

China	67%	67%	68%	68%
Europe	75%	76%	76%	77%
Middle East	80%	83%	85%	85%
Southeast Asia	86%	61%	57%	57%
North America	74%	75%	76%	76%
Total	75%	70%	69%	69%

Revenue per FTE (in $ thousands)(4)
China	10.2	9.9	10.0	4.9
Europe	8.6	8.2	8.0	4.0
Middle East	4.6	4.7	4.8	1.9
Southeast Asia	5.0	5.2	5.1	2.5
North America	7.6	7.7	7.7	6.3
Total	7.4	7.1	7.0	3.6

(1)  We calculate average FTEs for a period by dividing the total number of FTEs at each calendar month end in the period by the number of calendar months in the period.

(2)  We calculate average capacity for a period as the total number of FTEs that can be accommodated in a school based on its existing classrooms at each academic calendar month divided by the number of months in such period.

(3)  We calculate utilization during a period as a percentage equal to the ratio of average FTEs for the period divided by average capacity for the period.

(4)  We calculate revenue per FTE by dividing our revenue from our schools for the period by the average FTEs for the period.

Revised Supplementary Financial Data

	Three Months Ended
$ millions	November 30, 2014	February 28, 2015	May 31, 2015	August 31, 2015

Revenue (segment)
Premium Schools
China	52.4	51.7	53.1	26.0
Europe	39.3	38.1	37.4	18.5
Middle East	19.3	20.7	21.2	8.3
Southeast Asia	15.9	28.4	33.9	16.4
North America	21.1	21.6	21.9	18.0
Total Premium Schools	148.0	160.5	167.5	87.2
Other	3.6	3.2	2.4	4.6
Total Revenue	151.6	163.7	169.9	91.8
Adjusted EBITDA (segment)
Premium Schools
China	24.1	24.5	25.6	10.7
Europe	7.7	8.1	7.5	(6.1)
Middle East	3.4	4.5	4.3	(2.3)
Southeast Asia	4.9	10.6	10.6	3.5
North America	7.6	7.5	8.2	(0.7)
Total Premium Schools	47.7	55.2	56.2	5.1
Other	0.6	0.2	0.3	0.4
Central and regional expenses	(7.4)	(7.4)	(6.6)	(10.6)
Adjusted EBITDA	40.9	48.0	49.9	(5.1)

We use EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit as supplemental financial measures of our operating performance. We define EBITDA as (loss)/profit for the period plus income tax expense, net financing (expense)/income, exceptional items, impairment of goodwill, amortization and depreciation, and we define Adjusted EBITDA as EBITDA adjusted for the items set forth in the table below. We define Adjusted Net Income as Adjusted EBITDA adjusted for the items in the table below.  We define Adjusted Earnings per Ordinary share as Adjusted Net Income divided by the weighted average ordinary shares outstanding for the period.  We define Adjusted Cost of Sales as cost of sales excluding Premium School land and building operating lease costs and depreciation charges arising from tangible assets owned by Premium Schools, and we define Adjusted Gross Profit as revenue less Adjusted Cost of Sales.  EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Cost of Sales and Adjusted Gross Profit are not standard measures under IFRS. EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit should not be considered in isolation or construed as alternatives to cash flows, net income, earnings per ordinary share or any other measure of financial performance or as indicators of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. We may incur expenses similar to the adjustments in this presentation in the future and certain of these items could be recurring. EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit presented herein may not be comparable to similarly titled measures presented by other companies.

Reconciliation of Adjusted Cost of Sales, Adjusted Gross Profit, EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS

	Three Months Ended
(Unaudited) $ millions	November 30, 2014	February 28, 2015	May 31, 2015	August 31, 2015

Revenue	151.6	163.7	169.9	91.8
Cost of Sales	(92.7)	(96.0)	(101.7)	(65.5)
Rent Premium Schools	12.5	12.4	14.4	17.0
Depreciation Premium Schools	7.4	7.0	7.7	11.7
Adjusted Cost of Sales	(72.8)	(76.6)	(79.6)	(36.8)
Adjusted Gross Profit	78.8	87.1	90.3	55.0

(Loss)/profit for the period	13.2	19.3	17.8	(41.7)
Income tax (credit)/expense	5.3	7.1	6.7	(6.9)
Net financing expense(1)	6.4	6.9	9.0	14.6
Exceptional items(2)	0.7	2.0	1.8	14.3
Other losses(3)	—	—	—	3.0
Amortization	2.9	4.0	4.6	2.4
Depreciation	0.2	0.2	0.2	0.2
Depreciation in Cost of Sales	7.4	7.0	7.7	11.7
EBITDA	36.1	46.5	47.8	(2.4)

(Gain)/loss on disposal of property, plant and equipment(4)	0.2	0.1	0.1	(0.1)
FX loss/(gain)(5)	4.0	0.6	(0.2)	(8.3)
Share based payments(6)	0.6	0.7	0.9	0.7
Greenfield pre-opening costs(7)	—	—	—	4.0
Rollout of Juilliard program(8)	—	—	0.2	0.4
China expat taxes(9)	—	—	1.1	0.0
Other	—	0.1	0.0	0.6
Adjusted EBITDA	40.9	48.0	49.9	(5.1)

Depreciation	(7.6)	(7.2)	(7.9)	(11.9)
Net financing expense(1)	(6.4)	(6.9)	(9.0)	(14.6)
Income tax credit/(expense)	(5.3)	(7.1)	(6.7)	6.9
Tax adjustments(10)	(2.4)	(2.5)	(2.7)	2.1
Non-controlling interest	—	(0.3)	(0.4)	(0.5)
Adjusted Net (Loss)/Income	19.2	24.0	23.2	(23.1)
Adjusted (Loss)/Earnings per Ordinary Share (in dollars)(11)
Basic	0.20	0.25	0.24	(0.22)
Diluted	0.20	0.25	0.23	(0.22)

(1)  In March 2015, we incurred $150 million of incremental loans under the facility to finance our acquisition of three schools in Vietnam and for general corporate purposes.  In June 2015, we incurred an additional $240 million of incremental loans under the facility and issued CHF 200 million in aggregate principal amount of 5.75% senior secured notes due 2022 to partially finance our acquisition of the Meritas Schools.

(2)  Exceptional expenses primarily related to the acquisition of schools, including associated transaction and integration costs and debt issuance costs in connection with the acquisitions that were not capitalized on the balance sheet.

(3)  Relates to the put/call option for the remaining 10% interest in The British International Schools Group (BIS Vietnam) we acquired on March 2, 2015.

(4)  Includes loss on disposal of property, plant and equipment associated with the termination of learning services contracts and the closure of associated offices in the UK.

(5)  Represents foreign currency translational losses/(gains) primarily associated with our inter-company balances and in the three months ended August 31, 2015 includes a foreign currency translational gain associated with the translation of our CHF200 million 5.75% Senior Secured Notes due 2022.

(6)  Represents non-cash charges associated with equity investments in our company by members of management.

(7)  Includes the pre-opening costs associated with the opening of our second school in Chicago in September 2015.

(8)  Represents the costs associated with the initial roll-out of The Juilliard-Nord Anglia Performing Arts Program which commenced in ten schools in September 2015.

(9)  Represents costs associated with expat taxes levied on teacher salaries relating to the period.

(10)  Represents the tax impact associated with the exclusion of certain costs including exceptional items and amortization in calculating Adjusted Net Income based on the fiscal 2016 forecast tax rate of 28.5%.

(11)  Calculated by dividing Adjusted Net Income for the period by the weighted average ordinary shares outstanding for the period. For the three months ended November 30, 2014 the basic and diluted weighted average ordinary shares outstanding were 97.7 million and 97.8 million ordinary shares, respectively. For the three months ended February 28, 2015 the basic and diluted weighted average ordinary shares outstanding were 97.7 million and 97.8 million ordinary shares, respectively. For the three months ended May 31, 2015 the basic and diluted weighted average ordinary shares outstanding were 98.8 million and 98.9 million ordinary shares, respectively. For the three months ended August 31, 2015 the basic and diluted weighted average ordinary shares outstanding were 103.2 million and 103.3 million ordinary shares, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our unaudited consolidated financial statements as of November 30, 2015 and 2014 included elsewhere in this Form 6-K.  Our consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  Our historical operating results for the three months ended November 30, 2015 are not necessarily indicative of our results for the fiscal year ending August 31, 2016 or any future fiscal period. This discussion contains forward-looking statements relating to events that involve risks and uncertainties. Actual results could differ materially from those projected in forward-looking statements. See “Special Note Regarding Forward Looking Statements.”

Overview

We believe we are the world’s leading international operator of premium schools. We have over 34,750 FTEs, from kindergarten through the end of secondary school (“K-12”), at our 42 premium schools in China, Europe, the Middle East and Southeast Asia (“ME/SEA”) and North America.  As of January 24, 2016, we had 34,784 FTEs and capacity of 48,998 seats, representing a utilization rate of 71%.

Results of Operations

The following table sets forth unaudited income statement data as a percentage of revenue for the three months ended November 30, 2015 and 2014:

	Three Months Ended November 30,
	2015		2014
	(unaudited)
	$ millions	% Revenue	$ millions	% Revenue
Revenue	244.0	100.0	151.6	100.0
Cost of sales	(148.0)	(60.6)	(92.7)	(61.1)
Gross profit	96.0	39.4	58.9	38.9
Selling, general and administrative expenses	(31.0)	(12.7)	(30.2)	(20.0)
Depreciation	(0.2)	(0.1)	(0.2)	(0.1)
Amortization	(4.6)	(1.9)	(2.9)	(1.9)
Other losses	(0.2)	(0.1)	—	—
Exceptional items	(2.4)	(1.0)	(0.7)	(0.5)
Total expenses	(38.4)	(15.8)	(34.0)	(22.5)
Operating profit	57.6	23.6	24.9	16.4

Finance income	1.0	0.4	0.8	0.5
Finance expense	(16.6)	(6.8)	(7.2)	(4.7)
Net financing expense	(15.6)	(6.4)	(6.4)	(4.2)

Profit before tax	42.0	17.2	18.5	12.2
Income tax expense	(9.1)	(3.7)	(5.3)	(3.5)
Profit for the period	32.9	13.5	13.2	8.7
Adjusted EBITDA	64.1	26.3	40.9	27.0
Adjusted Net Income	26.3	10.8	19.2	12.7

Three months ended November 30, 2015 compared to three months ended November 30, 2014

Revenue

Revenue increased $92.4 million, or 60.9% (68.0% on a constant currency basis), from $151.6 million for the three months ended November 30, 2014 to $244.0 million for the three months ended November 30, 2015.  The increase was primarily due to higher revenues from our premium schools, partly offset by the impact of the strengthening US dollar on our premium schools revenue and a decrease in other revenue.

Revenue from our premium schools increased 64.1% (71.3% on a constant currency basis) from $148.0 million in the three months ended November 30, 2014 to $242.9 million in the same period in 2015.  This increase was primarily due to increases in FTEs and tuition fees and the impact of the schools we acquired in Switzerland, China, Vietnam, the United States and Mexico. For the three months to November 30, 2015, $87.0 million of our premium schools revenue was attributable to the schools we acquired in Switzerland, China, Vietnam, the United States and Mexico.

Other revenue decreased from $3.6 million in the three months ended November 30, 2014 to $1.1 million in the same period in 2015.  The decrease was mainly due to the termination of a learning services contract in the UK which ended in February 2015.

Cost of Sales

Cost of sales increased $55.3 million, or 59.8% (66.5% on a constant currency basis), from $92.7 million for the three months ended November 30, 2014 to $148.0 million for the same period in 2015.  The increase was primarily due to direct costs associated with increased FTEs across our schools and the number of teachers added as a result of the schools we acquired in Switzerland, China, Vietnam, the United States and Mexico.

Adjusted cost of sales increased $45.6 million, or 62.8%, from $72.8 million for the three months ended November 30, 2014 to $118.4 million for the same period in 2015.

Gross Profit

Gross profit increased $37.1 million, or 62.8% (70.2% on a constant currency basis), from $58.9 million for the three months ended November 30, 2014 to $96.0 million for the same period in 2015, resulting in a gross profit margin of 39.4% for the three months ended November 30, 2015 compared to 38.9% for the same period in 2014.

Adjusted gross profit increased $46.8 million, or 59.2%, from $78.8 million for the three months ended November 30, 2014 to $125.6 million for the same period in 2015, resulting in an adjusted gross profit margin of 51.5% for the three months ended November 30, 2015 compared to 52.0% for the same period in 2014.

Selling, General and Administrative Expenses

SGA expenses increased $0.8 million, or 2.4%, from $30.2 million for the three months ended November 30, 2014 to $31.0 million for the same period in 2015.  SGA expenses include charges such as non-cash foreign exchange gains/losses, loss on disposal of property, plant and equipment, share-based payments, management fees and other non-recurring items.  Adjusting for these items (see the itemized adjustments in the Reconciliation of Adjusted Cost of Sales, Adjusted Gross Profit, EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS table for relevant amounts), SGA expenses would have been $43.7 million for the three months ended November 30, 2015 compared to $25.4 million for the same period in 2014, an increase of 72.4%.

Depreciation & Amortization Expenses

Depreciation expense was $0.2 million for the three months ended November 30, 2015, unchanged from the same period in 2014.

Amortization expense on intangible assets totalled $4.6 million for the three months ended November 30, 2015 compared to $2.9 million for the same period in 2014 due to the impact of the Switzerland, China, Vietnam, the United States and Mexico acquisitions.

Exceptional Expense

Exceptional expense was $2.4 million for the three months ended November 30, 2015 compared to $0.7 million for the three months ended November 30, 2014. In both periods, exceptional expense primarily related to the costs associated with acquiring and integrating schools.

Net Financing Expense

Net financing expense increased by $9.2 million from $6.4 million for the three months ended November 30, 2014 to $15.6 million for the three months ended November 30, 2015 due primarily to increased debt to fund the acquisitions in fiscal year 2015.

Income Tax Expense

We recorded an income tax expense of $9.1 million for the three months ended November 30, 2015 compared to $5.3 million for the same period in 2014, resulting in an effective tax rate for the three months ended November 30, 2015 of 21.6%.

Profit for the Period

As a result of the foregoing, our profit for the period attributable to the owners of the parent increased by $19.2 million from $13.2 million for the three months ended November 30, 2014 to a profit of $32.4 million for the same period in 2015.

Adjusted EBITDA

Adjusted EBITDA increased by $23.2 million, or 56.6% (64.3% on a constant currency basis), from $40.9 million for the three months ended November 30, 2014 to $64.1 million for the same period in 2015, due to growth in FTEs, tuition fee increases and the impact of the Switzerland, China, Vietnam, United States and Mexico acquisitions. The increase was less than the revenue increase primarily due to the adverse impact of the operating costs associated with the new school opened in Chicago in September 2015.

Adjusted Net Income

Adjusted net income increased by $7.1 million from $19.2 million for the three months ended November 30, 2014 to $26.3 million for the same period in 2015.

Liquidity and capital resources

Our on-going operations require the availability of cash to service debt, fund working capital needs, fund maintenance and capacity-expansion capital expenditure and expenses associated with the acquisition of schools (if any).

The following table sets forth certain information relating to our cash flows:

	Three Months Ended November 30,
$ millions	2015	2014
	(unaudited)
Net cash used in operating activities	(61.8)	(28.2)
Net cash used in investing activities	(56.0)	(16.7)
Net cash generated from financing activities	66.6	14.4
Cash and cash equivalents at the end of period (including overdrafts)	170.4	131.7
Bank overdrafts	76.4	75.8
Cash and cash equivalents at the end of period (excluding overdrafts)	246.8	207.5

Net Cash used in Operating Activities

Cash used in operating activities was $61.8 million for the three months ended November 30, 2015, compared to $28.2 million for the same period in 2014.  Cash used in operations increased by $21.7 million from $19.5 million for the three months ended November 30, 2014 to $41.2 million for the same period in 2015.  Interest paid increased from $6.5 million to $13.1 million and tax paid increased from $2.2 million to $3.6 million for the three months ended November 30, 2014 and 2015 respectively.  The outflows were in line with expectations.

Net Cash used in Investing Activities

Cash used in investing activities increased from $16.7 million for the three months ended November 30, 2014 to $56.0 million for the same period in 2015. The increase was primarily due to a $27.9 million final payment for the Meritas acquisition in the three months ended November 30, 2015. Capital expenditure increased $11.3 million from $17.4 million in the three months ended November 30, 2014 to $28.7 million in the three months ended November 30, 2015. This increase in capital expenditure reflected the impact of the increase in the number of schools following our acquisitions in Switzerland, China, Vietnam, the United States and Mexico.

Net Cash from Financing Activities

Cash generated from financing activities was $66.6 million for the three months ended November 30, 2015 compared to $14.4 million for the same period in 2014.  The inflow for both periods was primarily due to drawings on the revolving credit facility of $71.0 million and $14.5 million for the three months ended November 30, 2015 and 2014, respectively.

Debt

The following table sets forth our outstanding long-term debt as of the dates indicated.

$ millions	November 30, 2015	August 31, 2015

Super Senior Revolving Credit Facility	71.0	0.2
Bank Overdraft	76.4	90.7
Term Loan B	873.6	872.8
CHF Bond	186.9	200.9
Total debt	1,207.9	1,164.6
Less current maturities	(156.3)	(98.3)
Long-term debt	1,051.6	1,066.3

On March 2, 2015, we incurred an incremental $150.0 million principal amount of term loan pursuant to an amendment of our senior secured credit facilities. $112.2 million of the amount borrowed was used to partially fund our acquisition of BIS Vietnam.

On June 25, 2015, we incurred incremental term loans of $240 million pursuant to an amendment and restatement of our senior secured credit facilities.  Term loans under our amended and restated senior secured credit facilities bear interest based on LIBOR (subject to a 1.00% interest rate floor) plus a margin percentage of 4.00% per annum, with a step down to 3.75% per annum if total net leverage ratio is less than or equal to 4.5x.  Revolving loans bear interest at LIBOR plus a margin ranging from 2.75% to 3.75% (currently 3.75%) depending on our total net leverage ratio as set forth below:

Total Net Leverage Ratio	Applicable Margin
> 4.50:1.00	3.75%
< 4.50:1.00	3.50%
> 3.50:1.00
< 3.50:1.00	3.25%
> 3.00:1.00
< 3.00:1.00	3.00%
> 2.50:1.00
< 2.50:1.00	2.75%

On June 25, 2015, we issued CHF200 million in aggregate principal amount of 5.750% senior secured notes due 2022. The issuer of the notes and the borrower under the senior secured credit facilities is a U.S. domestic limited liability company wholly owned by us.  The notes and the borrowings under our senior secured credit facilities are guaranteed by us and certain of our subsidiaries and are secured by collateral primarily consisting of share pledges and security interests in assets of certain subsidiaries.  The collateral is shared between holders of the notes and lenders under our senior secured credit facilities on an equal and ratable basis.

At any time prior to July 15, 2018, we may, subject to certain exceptions, on any one or more occasions, redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 105.750% of their principal amount, plus accrued and unpaid interest to the redemption date, with the net proceeds of certain equity offerings.

At any time prior to July 15, 2018, we may, on any one or more occasions, at our option redeem all or part of the notes, at a redemption price equal to 100% of the principal amount of the notes, plus an applicable redemption premium and accrued and unpaid interest to the redemption date.

At any time on or after July 15, 2018 and prior to maturity, we may on any one or more occasions at our option redeem all or part of the notes, subject to certain conditions, at the redemption prices set forth below, plus accrued and unpaid interest to the redemption date.

Year	Redemption Price
2018	102.875%
2019	101.438%
2020 and thereafter	100.000%

We may redeem all, but not less than all, of the notes at a redemption price equal to 100% of the principal amount of the notes outstanding plus accrued and unpaid interest upon the occurrence of certain changes in applicable tax law.

For purposes of the indenture governing the notes, the below sets forth the calculations of our “Consolidated EBITDA” and “Consolidated Interest Expense” (each as defined in the indenture) for the four quarters ended November 30, 2015, after giving effect on a pro forma basis to acquisitions and related financings that occurred since May 1, 2014:

Twelve Months Ended November 30,
$ millions	2015

Adjusted EBITDA	156.9
Interest Income	3.1
Expenses relating to acquisitions not added back to Adjusted EBITDA	1.3
Consolidated EBITDA	161.3
Full year impact of acquisitions and synergies(1)	51.2
Consolidated EBITDA (adjusted for the full year impact of acquisitions)	212.5
Consolidated Interest Expense (on a pro forma basis)(2)	66.4

(1)             Incorporates the full twelve-month period historical financial results of our schools in Vietnam and the Meritas Schools and estimated cost synergies in connection with the Meritas Schools acquisition.

(2)             Gives effect to incremental loans of $390 million under our senior secured credit facilities and our CHF200 million senior secured notes, which financed our acquisition of BIS Vietnam and the Meritas schools, as if they were incurred on December 1, 2014.

Our senior secured credit facilities and the indenture governing the notes contain a number of covenants that, among other things and subject to certain exceptions, may restrict our ability to:

•                  incur additional debt;

•                  pay dividends or make other distributions or repurchase or redeem our shares;

•                  make investments; sell assets, including capital stock of subsidiaries;

•                  enter into agreements restricting our subsidiaries’ ability to pay dividends;

•                  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•                  enter into sale and leaseback transactions;

•                  enter into transactions with our affiliates; and

•                  incur liens.

In addition, the credit agreement requires us to maintain a pro forma net leverage ratio of not greater than 5.25:1.00 if the sum of our (i) revolving loans and (ii) letter of credit/bank guarantee usage in excess of $20.0 million exceeds 30% of our aggregate revolving commitments.

The credit agreement and indenture also contain customary events of default and the credit agreement contains customary affirmative covenants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nord Anglia Education, Inc.

	By:	/s/ Graeme Halder
		Name:	Graeme Halder
		Title:	Director and Chief Financial Officer

Date: January 26, 2016